UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORTUNE PHARMACEUTICAL, INC.

(Name of Small Business Issuer in its charter)

Delaware	98-0460112
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.
(Address of Principal Office)

Issuer’s telephone number: 86-755-83024658

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A

Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of class)

PART I -

Item 1.  DESCRIPTION OF BUSINESS

General

The Company was incorporated under the laws of the State of Delaware on June 8, 2005, and is in the early developmental and promotional stages.  To date, the Company’s only activities have been organizational ones, directed at developing its business plan and raising its initial capital.  The Company has not commenced any commercial operations.  The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.  The Company is a “blind pool” or “blank check” company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value.  The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.  The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.  The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.  The Company’s officers and directors have not previously been involved, as officers, directors, principal shareholders, promoters, or affiliates in any merger or acquisition transaction involving a blind pool or blank check company.

Prior to the effective date of this registration statement, it is anticipated that the Company’s officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company’s existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity.  No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement.  However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company’s search will be directed toward small and medium-sized enterprises which have a desire to become public corporations.  (See “Investigation and Selection of Business Opportunities”).  The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv).  The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.  Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources.  This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.  The Company’s discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.  In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.  If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock.  In the Company’s judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities and as long as the securities which are sold continue to bear a Rule 144 restrictive legend.  The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See “Form of Acquisition” below, and “Risk Factors - The Company - Lack of Continuity in Management”).  In the event of such a resignation, the Company’s current management would not have any control over the conduct of the Company’s business following the change in control or the Company’s combination with a business opportunity.

It is anticipated that business opportunities will come to the Company’s attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.  The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated.  Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Delaware law to enter into such a transaction if:

(1)  The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2)  The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

(3)  The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management’s analysis of the quality of the other company’s management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.  In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.  The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.  Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company’s limited financing.  This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company’s securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company’s shareholders pursuant to the authority and discretion of the Company’s management to complete acquisitions without submitting any proposal to the stockholders for their consideration.  Holders of the Company’s securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business.  In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders’ advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company’s officers and directors.  Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder’s fee.  Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid.  However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.  Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1)  Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2)  The Company’s perception of how any particular business opportunity will be received by the investment community and by the Company’s stockholders;

(3)  Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

(4)  Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5)  The extent to which the business opportunity can be advanced;

(6)  Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7)  Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8)  The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000.  Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data.  Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Potential investors must recognize that, because of the Company’s limited capital available for investigation and management’s limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity.  It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history, management resumes, financial information, available projections, with related assumptions upon which they are based, an explanation of proprietary products and services, evidence of existing patents, trademarks, or service marks, or rights thereto, present and proposed forms of compensation to management, a description of transactions between such company and its affiliates during relevant periods,  a description of present and required facilities, an analysis of risks and competitive conditions, a financial plan of operation and estimated capital requirements, audited financial statements and other information deemed relevant.

As part of the Company’s investigation, the Company’s executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company’s limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of “penny stocks.”  The regulations would affect, and possibly impair, any market that might develop in the Company’s securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations.  See "Risk Factors - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive.  These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process.  Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity.  Specific business opportunities will be reviewed, as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected.  Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements.  The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization.  Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction.  As part of such a transaction, the Company’s existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under the Internal Revenue Code of 1986 depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization.  If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Internal Revenue Code, the Company’s current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares.  This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization.  Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See “Description of Business – General”).

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter.  The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company’s securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement.  Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement.  Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction.  Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.  Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed.  Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others.  If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable.  Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business.  The Company does not, however, intend to engage primarily in such activities.  Specifically, the Company intends to conduct its activities so as to avoid being classified as an “investment company” under the Investment Company Act of 1940 (the “Investment Act”), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

The Company’s plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above.  Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities.  Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock are expected to be “restricted securities” within the meaning of the Securities Act of 1933, as amended (the “Act”).  If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.  Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale.  Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities.  Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals.  Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public “blind pool” companies, many of which may have more funds available than does the Company.

Administrative Offices

The Company currently maintains a mailing address at Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C., which is the office address of its Chief Executive Officer.  The Company’s telephone number there is 86-755-83024658.  Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future.  The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is in the development stage and currently has no employees.  Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities.  The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

A.

Conflicts of Interest.  Certain conflicts of interest exist between the Company and its officers and directors.  They have other business interests to which they currently devote attention, and are expected to continue to do so.  As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company.  See “Management,” and “Conflicts of Interest.”

It is anticipated that the Company’s principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.  In this process, the Company’s principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.  See “Conflicts of Interest.”

B.

Possible Need for Additional Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities.  Even if the Company’s funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity.  The ultimate success of the Company may depend upon its ability to raise additional capital.  The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.  If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.  If not available, the Company’s operations will be limited to those that can be financed with its modest capital.

C.

Regulation of Penny Stocks.  The Company’s securities, when available for trading, are expected to be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate “penny stocks.”  Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended.  Because the securities of the Company may constitute “penny stocks” within the meaning of the rules, the rules would apply to the Company and to its securities.  The rules may further affect the ability of the Company’s shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  The Company’s management is aware of the abuses that have occurred historically in the penny stock market.  Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company’s securities.

D.

No Operating History.  The Company was formed in June 2005, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity.  The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock.  The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity.  The Company must be regarded as a new or “start-up” venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

E.

No Assurance of Success or Profitability.  There is no assurance that the Company will acquire a favorable business opportunity.  Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company’s outstanding shares will be increased thereby.

F.

Possible Business - Not Identified and Highly Risky.  The Company has not identified and has no commitments to enter into or acquire a specific business opportunity.  As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity.  As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 “Description of Business.”

G.

Type of Business Acquired.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors.  Because of the Company’s limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company.  Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

H.

Impracticability of Exhaustive Investigation.  The Company’s limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.  Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable.  The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company’s participation.  A significant portion of the Company’s available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

I.

Lack of Diversification.  Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations.  The Company’s probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company’s operations.

J.

Possible Reliance upon Unaudited Financial Statements.  The Company generally will require audited financial statements from any business that it proposes to acquire.  No assurance can be given, however, that audited financials will be available to the Company.  In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors.  The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company.  This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company’s securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire.  Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the “Commission”) and to corresponding administrative sanctions, including permanent injunctions against the Company and its management.  The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business.  The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on the OTC Bulletin Board, NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange.  Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company.  Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the

Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

K.

Other Regulation.  An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities.  Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

L.

Dependence upon Management; Limited Participation of Management.  The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan.   Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company’s operations.  See "Management."  Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company’s officers and directors.

M.

Lack of Continuity in Management.  The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future.  In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign.  A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

N.

Dependence upon Outside Advisors.  To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  The selection of any such advisors will be made by the Company’s officers without any input from stockholders.  Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.  In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

O.

Leveraged Transactions.  There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity.  This could increase the Company’s exposure to larger losses.  A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses.  Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired.  There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

P.

Competition.  The search for potentially profitable business opportunities is intensely competitive.  The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.  These competitive conditions will exist in any industry in which the Company may become interested.

Q.

No Foreseeable Dividends.  The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

R.

Loss of Control by Present Management and Stockholders.  The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company’s authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company.  The result of such an acquisition would be that the acquired company’s stockholders and management would control the Company, and the Company’s management could be replaced by persons unknown at this time.  Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company’s current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company’s stockholders.

S.

No Public Market Exists.  There is no public market for the Company’s common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all.  If a market should develop, the price may be highly volatile.  Factors such as those discussed in this “Risk Factors” section may have a significant impact upon the market price of the securities offered hereby.  Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities.  Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price.  Further, many lending institutions will not permit the use of such securities as collateral for any loans.

T.

Blue Sky Considerations.  Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.  Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances.  Accordingly, investors should consider the secondary market for the Company’s securities to be a limited one.

Item 2.  Management’s Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder’s equity other than the receipt of proceeds in the amount of $5,000 from its inside capitalization funds.  Consequently, the Company’s audited balance sheet for the period of June 8, 2005 (inception) through June 30, 2005, and its unaudited balance sheet for the period ended September 30, 2005 both reflect a current and total asset value of $ 2,500, which is all in the form of cash. Subsequent to September 30, 2005, the Company raised a total of $75,000 in additional capital through sale of additional shares of common stock.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

During the period from June 8, 2005 (inception) through June 30, 2005, the end of the first fiscal year, and for the subsequent period ending September 30, 2005, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended.  No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates.  The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income.  The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

During the current fiscal year ending June 30, 2006, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate.  There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company’s existing capital may not be sufficient to enable it to meet its cash needs in conjunction with completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration and payment of costs expected to be incurred in conjunction with efforts to locate a suitable business acquisition candidate. Accordingly, the Company anticipates that it may require additional capital during the current fiscal year.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate.  Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.  Notwithstanding the foregoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of loans or advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering There is no assurance, however, that such additional funds will be received, or that, if received, they will ultimately prove to be adequate to allow the Company to carry out its business plan and complete a business combination.  In addition, once a business combination is completed, the Company’s needs for additional financing are likely to increase substantially.

Regardless of whether the Company’s cash assets prove to be inadequate to meet the Company’s operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.  For information as to the Company’s policy in regard to payment for consulting services, see “Certain Relationships and Transactions.”

Item 3.  Description of Property.

The Company currently maintains a mailing address at Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C., which is the address of its Chief Executive Officer.  The Company pays no rent for the use of this mailing address.  The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.  The Company’s telephone number is 86-755-83024658.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.  Also included are the shares held by all executive officers and directors as a group.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Mr. Lee Solomon Yip Kun (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	44,000,000 (2)	55%

Mr. Chen Bor Hann (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	0	0

Mr. Chen Zheng Wen (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	3,200,000 (3)	4%

Mr. Zeng Shao Quan (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	12,800,000 (4)	16%

Liang Yuan Zhong (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	4,000,000	5%

Liang Zhong Fu (5) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	4,000,000 (5)	5%

Capital Adventure, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	40,800,000	51%

Capital Label, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	12,800,000	16%

Capital Progress, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	4,000,000	5%

All officers and directors as a group (5 in number)	4,000,000	5%

(1)

The person listed is an officer, a director, or both, of the Company.

(2)

Includes 40,800, 000 shares owned by Capital Adventures, Inc., of which Mr. Lee may be deemed to be the beneficial owner.

(3)

Includes 3,200,000 shares owned by Capital Forest, Inc., of which Mr. Chen may be deemed to be the beneficial owner.

(4)

Includes 12,800,000 shares owned by Capital Label, Inc., of which Mr. Zeng may be deemed to be the beneficial owner.

(5)

Includes 4,000,000 shares owned by Capital Progress, Inc., of which Mr. Liang Zhong Fu may be deemed to be the beneficial owner.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure

Mr. Lee Solomon Yip Kun	62	Chairman and Chief Executive Officer since October 21, 2005

Mr. Chen Bor Hann	40	Secretary since October 21, 2005

Mr. Chen Zheng Wen	48	Director since October 21, 2005

Mr. Zeng Shao Quan	44	Director since October 21, 2005

Mr. Liang Yuan Zhong	37	Director since October 21, 2005

The directors named above will serve until the first annual meeting of the Company’s stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

The directors and officers will devote their time to the Company’s affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month.  There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Mr. Lee Solomon Yip Kun, Chairman and Chief Executive Officer, is a pioneer of Fish Protech Projects, South Pacific Region, and has over 30 years experience in the Fishery Industry.  From 1998-2002, Mr. Lee was the Chief Executive Officer for Irama Edaran Sdn. Bhd and AA Concepts Sdn. Bhd, companies located in Malaysia, and in the business of the Aquaculture Fishery development. In that capacity, Mr. Lee was responsible for marketing development.  From 2003 to the present, Mr. Lee has served as the owner and sole director of Accurate Asset Group Ltd. and as Chairman & CEO of Capital Award, Inc. Mr. Lee received a BOA in accounting and economics (Australia).

Mr. Chenn Bor Hann, Secretary, is a merchant with many years of experience in the Fishery Industry.  He is one of the pioneers of Fish Protech Projects, Malaysia. From 1998-2005, Mr. Chen worked as project and sales manager for Irama Edaran Sdn. Bhd, a company located in Malaysia, and in the business of Aquaculture Fishery development. He was also responsible for the development and commissioning of farms. From 2005 to the present, Mr. Chen has served as director and secretary of Capital Award, Inc. He is responsible for marketing the Fish Protech farms development in the P.R.C.

Mr. Chen Zheng Weng, a director, is an economist.  He graduated from Carder College of Economics and Management, Guangdong, and is an Associated member of the College of Management and Science, China, and is also the General Manager and Party secretary of Guangdong Aquatic Import and Export Co.  From 2000-2005, Mr. Chen served as a managing director for Guangdong Aquatic Products Import and Export Limited.  He was responsible for international business development.  From 2005 to the present, Mr. Chen has served as a director for Capital Award, Inc. He is responsible for setting up marketing networks in the P.R.C.

Mr. Zeng Shao Quan, a director, is an Economist with many years of experience in top management for the Central Government in Beijing.  He became a merchant in 1996 and was the director of 7817 Ship Building Co., Yeng Sing Travel Co., and Yu On Development Co. Mr. Zeng is now the director of Prosper Fame Timber Co. Ltd. (a company listed on the HKSE), and which is in the real estate business.  He is also a director of W.F.L property Co. Limited and Dart Yin Development Limited.  From 2005 to the present, Mr. Zeng has served as a director for Capital Award, Inc. His responsibilities include supervising market expansion activities and making strategic decisions for market development.

Mr. Liang Yuan Zhong, a director, graduated from Applied Chemist Department of Shenzhen

University in 1990.  He was the vice manager of Shen Zhen Securities Department, which is a subsidiary to the ZhuHai International Trust and Investment Corporation. He has established offices for administering finance in many securities business halls.  From 1995-2005, Mr. Liang had served as a vice manager of ZhuHai International Trust and Investment Corporation. He was responsible for business development. From 2005 to the present, Mr. Liang has served as vice-general manager with the Shenzhen Regal Investment Development Co. Ltd, a company engaged in investment business in the P.R.C.  He is responsible for supervising business development.

From 2005 to the present, Mr. Liang has served as a director of Capital Award, Inc.  In this capacity, he is responsible for business development and capital management.

Other Blind Pool Activities

None of the Company’s executive officers, directors, and principal shareholders is an officer, director and/or principal shareholder of any other blind pool or blank check companies.

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his or her time to the affairs of the Company.  There will be occasions when the time requirements of the Company’s business conflict with the demands of the officers’ other business and investment activities.  Such conflicts may require that the Company attempt to employ additional personnel.  There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.  Members of management, and other principal shareholders of the Company acquired their shares for consideration totaling $5,000 in cash. This consideration is the equivalent of $.001 per share.  It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company’s officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction.  The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company’s other shareholders.  In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company’s other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

No officer or director has received any remuneration or compensation from the Company.  Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.  See “Certain Relationships and Related Transactions.”  The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder’s fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an ad hoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder’s fee shall be paid to any of the Company’s directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company’s current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company’s current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company’s current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

The Company’s Articles of Incorporation authorize the issuance of 80,000,000 shares of $0.001 par value Common Stock.  Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote.  In the election of Directors, a plurality of the votes cast shall elect.  In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.  All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable.  To the extent that additional shares of the Company’s Common Stock are issued,the relative interests of then existing stockholders may be diluted.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year ending June 30 containing financial statements audited by its independent certified public accountants.  In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.  Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate.  The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

No public trading market exists for the Company’s securities and all of its outstanding securities are restricted securities as defined in Rule 144.  The Securities and Exchange Commission has issued an interpretative letter which concludes that promoters and affiliates of a blank check company such as the Company, and their transferees, are not entitled to rely upon the exemption from registration provided by Rule 144 for purposes of resales of their shares.  Accordingly, any of our shares held by persons who are deemed to be our promoters or affiliates, or their transferees, may only be resold pursuant to a registration statement under the Securities Act of 1933. As of the date of this registration statement, there are 3 holders of record of the Company’s common stock.  No dividends have been paid to date and the Company’s Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

Since June 8, 2005, (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Top Worth Assets Limited Room 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong	6/8/2005	5,000,000	$5,000	$.001

Capital Adventure, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	35,800,000	$35,800	$.001

Capital Badge, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Capital Forest, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Capital Label, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	12,800,000	$12,800	$.001

Capital Progress, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	4,000,000	$4,000	$.001

Liang Yuan Zhong Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	4,000,000	$4,000	$.001

Sung Kwok Chiu Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Yu Ping Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Jian Wei Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Xiao Na Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	2,400,000	$2,400	$.001

Each of the sales listed above was made for cash in reliance upon the exemption from registration offered by Regulation S under the Securities Act of 1933 for offshore transactions made to persons who are not U. S. Persons.  The shares were issued without the benefit of registration.  An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company’s transfer records.  All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware gives the Company the power to indemnify any person who was or is a party to any pending, threatened or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the Company against expenses, judgments, fines and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company.  The Bylaws of the Company provide for indemnification of officers, directors or controlling persons in accordance with the terms of the Delaware statute.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET (UNAUDITED)

September 30,
ASSETS	2005
Current assets
Cash	$ 2,500
Total current assets	2,500

Total assets	$ 2,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$ 2,000
Total current liabilities	2,000

Stockholders' equity
Common stock: par value $0.001; 80,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000
Deficit accumulated during the development stage	(4,500)
Accumulated other comprehensive income	-
Total stockholders' equity	500

Total liabilities and stockholders' equity	$ 2,500

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended	Period from June 8, 2005 (inception) to
	September 30,	September 30,
	2005	2005

Revenues
Sales revenues	$ -	$ -
Cost of sales	-	-
Gross profit	-	-

Operating expenses
Organization costs	-	2,500
General and administrative expenses	-	2,000
Total operating expenses	-	4,500

Loss from operations	-	(4,500)

Provision for income taxes	-	-

Net loss	$ -	$ (4,500)

Foreign currency translation adjustments	-	-

Comprehensive loss	$ -	$ (4,500)

Basic and diluted net loss per share	$ -

Weighted average number of shares outstanding	5,000,000

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FROM JUNE 08, 2005 (DATE OF INCEPTION) TO SEPTEMBER 30, 2005

				Development	Accumulated
	Common Stock		Additional	Stage	Other
	$0.001 Par Value		Paid In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance at June 08, 2005 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	5,000,000	5,000	-	-	-	5,000

Net loss for the period	-	-	-	(4,500)	-	(4,500)
Balance June 30, 2005	5,000,000	5,000	-	(4,500)	-	500

Net loss for the period	-	-	-	-	-	-
Balance September 30, 2005	5,000,000	$ 5,000	$ -	$ (4,500)	$ -	$ 500

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended	Period from June 08, 2005 (inception) to
	September 30,	September 30,
	2005	2005
Cash flows from operating activities:
Net loss	$ -	$ (4,500)
Adjustments to reconcile net loss to
net cash used in operations:
Changes in operating assets and liabilities:
Accrued expenses	-	2,000
Net cash used in operations	-	(2,500)

Cash flows from financing activities:
Issuance of common stock	-	5,000
Net cash provided by financing activities	-	5,000

Increase in cash and cash equivalents	-	2,500

Cash and cash equivalents, beginning of period	2,500	-
Cash and cash equivalents, end of period	$ 2,500	$ 2,500

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.

MANAGEMENT’S REPRESENTATION OF INTERIM FINANCIAL INFORMATION

The accompanying financial statements have been prepared by Fortune Pharmaceutical, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements as of June 30, 2005.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

PERIOD FROM

JUNE 08, 2005 (DATE OF INCEPTION)

TO

JUNE 30, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BALANCE SHEET

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS

1284   W.  Flint   Meadow   Dr., Suite D, Kaysville, UT 84037        PHONE: (801) 927-1337  FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders

Fortune Pharmaceutical, Inc.

Hong Kong

We have audited the accompanying balance sheet of Fortune Pharmaceutical, Inc. as of June 30, 2005, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the period from June 8, 2005 (inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Pharmaceutical, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the period from June 8, 2005 (inception) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company

Kaysville, Utah

August 25, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

June 30,
ASSETS	2005
Current assets
Cash	$ 2,500
Total current assets	2,500

Total assets	$ 2,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$ 2,000
Total current liabilities	2,000

Stockholders' equity
Common stock: par value $0.001; 80,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000
Deficit accumulated during the development stage	(4,500)
Accumulated other comprehensive income	-
Total stockholders' equity	500

Total liabilities and stockholders' equity	$ 2,500

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

Period from June 8, 2005 (inception) to
June 30, 2005

Revenues
Sales revenues	$ -
Cost of sales	-
Gross profit	-

Operating expenses
Organization costs	2,500
General and administrative expenses	2,000
Total operating expenses	4,500

Loss from operations	(4,500)

Provision for income taxes	-

Net loss	$ (4,500)

Foreign currency translation adjustments	-

Comprehensive loss	$ (4,500)

Basic and diluted net loss per share	$ (0.00)

Weighted average number of shares outstanding	5,000,000

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FROM JUNE 08, 2005 (DATE OF INCEPTION) TO JUNE 30, 2005

				Development	Accumulated
	Common Stock		Additional	Stage	Other
	$0.001 Par Value		Paid In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance at June 08, 2005 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	5,000,000	5,000	-	-	-	5,000

Net loss for the period	-	-	-	(4,500)	-	(4,500)
Balance June 30, 2005	5,000,000	$ 5,000	$ -	$ (4,500)	$ -	$ 500

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

Period from June 08, 2005 (inception) to
June 30, 2005
Cash flows from operating activities:
Net loss	$ (4,500)
Adjustments to reconcile net loss to
net cash used in operations:
Changes in operating liabilities and assets:
Accrued expenses	2,000
Net cash used in operations	(2,500)

Cash flows from financing activities:
Issuance of common stock	5,000
Net cash provided by financing activities	5,000

Increase in cash and cash equivalents	2,500

Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 2,500

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Fortune Pharmaceutical, Inc. (a development stage company) (the Company) was formed on June 08, 2005 under the General Corporation Law of the State of Delaware. The Company’s activities to date have been limited to the issuance of stock for initial capitalization, corporate organization, and the seeking of business opportunities. The Company is headquartered in Hong Kong.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash consists of cash on hand or in banks. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

LOSS PER SHARE

Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included. At June 30, 2005 there were no potentially dilutive securities outstanding.

FISCAL YEAR

The Company has adopted June 30 as its fiscal year end.

ORGANIZATION COSTS

The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (“SOP 98-5”). SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

The organization costs consist principally of professional and consulting fees.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The Company uses Hong Kong dollars (“HK$”) as the functional currency.  Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates.  Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, HK$ has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income”.  Gains and losses resulting from foreign currency translation are included in other comprehensive income (loss).

2.

COMMON STOCK

The Company is authorized to issue 80,000,000 shares of par value $.001 common stock. On June 8, 2005 5,000,000 restricted shares were issued to Top Worth Assets Limited for $.001 per share for a total of $5,000.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

3.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004. The Company currently has no equity investments. As such, this standard has no application to the Company.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4,  “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have a material impact on the Company as the Company maintains no inventory.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions,” an amendment of Statement of Financial Accounting Standards Board No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This statement also amends Financial Accounting Standards Board Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

3.

NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchange of Nonmonetary Assets, an amendment of ARB Opinion No. 29.” This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (hereinafter “SFAS No. 123”). This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in SFAS No. 123. The Company has determined that there was no impact to its financial statements from the adoption of this statement.

PART III

Item 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

Exhibit No.	Document

3(i)	Articles of Incorporation (herein incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 31, 2005).

3(ii)	Bylaws (herein incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 31, 2005).

4.1	Specimen Stock Certificate (herein incorporated by reference from Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on October 31, 2005).

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTUNE PHARMACEUTICAL, INC.

By: /s/ Mr. Li Solomon Kip Yun, Chairman and Chief Executive Officer

Date:   November 2, 2005

By: /s/ Mr. Chen Bor Hann, Secretary

Date:

November 2, 2005

By: /s/ Mr. Chen Zheng Wen, Director

Date:

November 2, 2005

By: /s/ Mr. Zeng Shao Quan, Director

Date:

November 2, 2005

By: /s/ Liang Yuan Zhong, Director

Date:

November 2, 2005